UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	SCHEDULE 13D
	(Amendment No. 1)

	Under the Securities Exchange Act of 1934


	Concurrent Computer Corporation
	(Name of Issuer)

	Common Stock, $.01 par value)
	(Title of Class of Securities)

	206710204
	(CUSIP Number)

	Melissa Dehn
	2715 Lone Tree Way
	Antioch, CA  94509
	(925) 778-2390
	(Name, Address and Telephone Number of Person
	Authorized to Receive Notices and Communications)

	December 31, 1997
	(Date of Event which Requires
	Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 206710204	SCHEDULE 13D	Page 2 of 4



 1   Name of Reporting Person		Astoria Capital Partners, L.P.
     IRS Identification No. of Above Person	94-3160631

 2   Check the Appropriate Box if a Member of a Group*  (a) [ ]
                                                        (b) [ ]


 3   SEC USE ONLY



 4   Source of Funds                                         WC

 5   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]


 6   Citizenship or Place of Organization
     California

     NUMBER OF         7   Sole Voting Power           3,021,000
     SHARES
     BENEFICIALLY      8   Shared Voting Power         -0-
     OWNED BY EACH
     REPORTING         9   Sole Dispositive Power      3,021,000
     PERSON
     WITH             10   Shared Dispositive Power    -0-

11   Aggregate Amount Beneficially Owned by Each Reporting Person
             3,021,000

12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
Shares
                   [ ]

13   Percent of Class Represented by Amount in Row 11
                   7.0%

14   Type of Reporting Person
                   PN


CUSIP No. 206710204	SCHEDULE 13D	Page 3 of 4


Item 1.   Security and Issuer

This Schedule 13D ("Schedule") relates to shares of common stock, $0.01 par value (the "Common Stock"), of Concurrent Computer Corporation (the "Issuer"). The principal executive office of the Issuer is 2101 West Cypress Creek Road, Ft. Lauderdale, FL 33309.

Item 2.   Identity and Background

This Schedule is filed on behalf of Astoria Capital Partners, L.P., whose principal business office address is 6600 Ninety-
Second Avenue, Suite 370, Portland, OR  97223.

Astoria Capital Partners, L. P. is an investment limited partnership, whose general partners are Richard W. Koe and Astoria Capital Management, Inc. Astoria Capital Management, Inc. is an investment advisor registered as such with the SEC and in various states. Astoria Capital Management, Inc.'s president and sole shareholder is Richard W. Koe. The business address of Astoria Capital Management, Inc. and Richard W. Koe is 6600 Ninety-Second Avenue, Suite 370, Portland, OR 97223.

None of Astoria Capital Partners, L. P., Astoria Capital
Management, Inc., or Richard W. Koe have, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

None of Astoria Capital Partners, L. P., Astoria Capital Management, Inc., or Richard W. Koe, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Astoria Capital Partners, L. P. is a California limited
Partnership, Astoria Capital Management, Inc. is a California corporation, and Richard W. Koe is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration

Funds for the purchases of Common Stock were obtained from the working capital of Astoria Capital Partners, L.P.

Item 4.   Purpose of Transaction.

The purchases of Common Stock were made solely for investment purposes. Depending upon market conditions and other factors, Astoria Capital Partners, L. P. may acquire additional securities of the Issuer, or alternatively, may dispose of some or all of the securities of the Issuer that it benefically owns.


CUSIP No. 206710204        SCHEDULE 13D             Page 4 of 4



Item 5.   Interest in Securities of the Issuer

(a),(b) Reference is made hereby to Items 7-11 and 13 of page two (2) of this Schedule, which Items are incorporated by reference herein. Of the shares beneficially owned, all 3,021,000 shares are owned by Astoria Capital Partners, L.P.

(c) Astoria Capital Partners effected the following transactions through registered broker-dealers in the last sixty days:

          Date          Transaction     Quantity       Price
          11/28/97      BUY              10,000        2.88
          12/31/97      BUY              50,800        2.30
          12/31/97      BUY             159,700        2.25

(d),(e)   Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

     None.

Item 7.   Material to be Filed as Exhibits

     None.


Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 9, 1999

ASTORIA CAPITAL PARTNERS, L.P.


/s/ Richard W. Koe
______________________________
Richard W. Koe
General Partner